# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fort Technology Inc, CIK 0002092967
CUSIP: 349024307
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 325 Front Street West, 2nd Floor, Toronto, Ontario, Ontario Canada (A6), M5V 2Y1
Date of event which requires filing of this statement: 06/08/2026
Filed by CIK 0001885408
Persons authorized to receive notices and communications: Ronen Zalayet, 7 Mezada St.,, Bnei Brak, Israel (L3), 5126112, 972-3-7713520

## Reporting persons
- Nexera Technologies Ltd (CIK 0001885408): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC), other (OO); sole voting power 11,416,863; shared voting power 0; sole dispositive power 11,416,863; shared dispositive power 0; aggregate amount beneficially owned 11,416,863 (71.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Fort Technology Inc
Address of issuer's principal executive offices: 325 Front Street West, 2nd Floor, Toronto, Ontario, Ontario Canada (A6), M5V 2Y1
Comment: This Schedule 13D (the "Schedule 13D") of Nexera Technologies Ltd (the "Reporting Person") relates to the common shares, no par value (the "Common Shares"), of Fort Technology Inc. (the "Issuer"). On August 19, 2026, the Reporting Person inadvertently reported its beneficial ownership of the Common Shares on a Schedule 13G (the "Schedule 13G") filed with the Securities and Exchange Commission (the "SEC"). The purpose of this Schedule 13D is solely to comply with the applicable rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to instead report the Reporting Person's beneficial ownership of the Common Shares on a Schedule 13D. The Schedule 13G is hereby converted to this Schedule 13D and this Schedule 13D hereby amends, restates and supersedes the Schedule 13G in its entirety.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Nexera Technologies Ltd., a company organized under the laws of the State of Israel.
Residence or business address: The business address of the Reporting Person is 7 Mezada St., Bnei Brak, Israel 5126112.
Present principal occupation or employment: The Reporting Person is engaged, through its subsidiaries, in the development and distribution of AI-powered homeland security technologies, including 3D imaging, electromagnetic threat detection, and counter-unmanned aircraft systems for critical infrastructure and global markets, as well as data-driven e-commerce operations. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A attached hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person and, to the best of the Reporting Person's knowledge, none of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person and, to the best of the Reporting Person's knowledge, none of the persons listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Shares beneficially owned by the Reporting Person were acquired through the transactions described in Item 4, which is incorporated herein by reference. Such Common Shares include Common Shares received as consideration for the transfer of Fort UK (as defined below) pursuant to the Share Purchase Agreement, Common Shares received in settlement of certain indebtedness, shares issued for no additional consideration upon achievement of a milestone under the Share Purchase Agreement, and Common Shares and a warrant to purchase Common Shares received upon the conversion of the August 2025 Convertible Debentures (as defined below) purchased by the Reporting Person for approximately $1,597,653 using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Common Shares for investment purposes through a series of related transactions, each of which is described below, as well as to effect the transfer of the Reporting Person's then wholly-owned subsidiary, Fort Products Limited, a private company incorporated under the laws of England and Wales ("Fort UK"), into a publicly traded vehicle, thereby providing Fort UK with access to public capital markets, enhanced liquidity and a platform for the continued growth and expansion of its e-commerce consumer products business, while enabling the Reporting Person to retain a controlling equity interest in the combined enterprise and to continue to support the Issuer's operations as its parent company.

Share Purchase Agreement and Closing of the Acquisition. On February 6, 2025, the Issuer (then known as Impact Acquisitions Corp., a capital pool company listed on the TSX Venture Exchange (the "TSXV")) entered into a share purchase agreement (the "Share Purchase Agreement") with the Reporting Person and Fort UK, pursuant to which the Reporting Person agreed to sell all of the issued and outstanding shares of Fort UK to the Issuer (the "Acquisition"). The Acquisition closed on July 7, 2025, and in connection therewith, the Issuer changed its name from "Impact Acquisitions Corp." to "Fort Technology Inc." Pursuant to the Share Purchase Agreement, the Reporting Person sold to the Issuer all of the issued and outstanding common shares of Fort UK in consideration for the issuance to the Reporting Person of 7,142,857 Common Shares at the closing and up to an additional 4,714,287 contingent right shares (the "Contingent Right Shares"), each entitling the holder thereof to acquire one Common Share for no additional consideration upon the achievement of certain pre-determined milestones, at a deemed price per share of CAD $1.198722, representing a post-closing equity interest in the Issuer of approximately 75.02%.

February 2026 Share Transfer. On December 18, 2025, the Reporting Person entered into a share transfer agreement with certain institutional investors pursuant to which, on February 23, 2026, the Reporting Person sold and transferred 714,286 Common Shares to such investors for aggregate consideration of CAD $928,571 (approximately US $680,000).

Contingent Right Shares. As part of the consideration under the Share Purchase Agreement, the following amount of Contingent Right Shares will be issued to the Reporting Person upon the achievement of the following milestones: (i) 1,571,429 Common Shares upon the completion of a transaction resulting in the listing of the Issuer's securities on the New York Stock Exchange, the Nasdaq Stock Market LLC, or another U.S. national securities exchange, if completed within 24 months from the closing date of the Acquisition; (ii) 1,571,429 Common Shares upon the successful capital raising by the Issuer, within 48 months of the closing date, of aggregate equity and/or debt financing of $8,000,000 or more; and (iii) 1,571,429 Common Shares upon the Issuer reaching annual revenues of at least $15,000,000 by December 31, 2028, as reflected in its audited financial statements.

Upon the effectiveness of the listing of the Common Shares on the Nasdaq Capital Market ("Nasdaq") on June 8, 2026, the Issuer issued to the Reporting Person 1,571,429 Common Shares representing a portion of the Contingent Right Shares in satisfaction of the first milestone described above.

August 2025 Private Placement. On August 21, 2025, the Issuer closed a private placement (the "August 2025 Private Placement") of convertible debentures (the "August 2025 Convertible Debentures") for aggregate gross proceeds of US $3,630,513. The Reporting Person participated in the August 2025 Private Placement and acquired August 2025 Convertible Debentures for gross proceeds of US $1,597,653, representing approximately 858,031 Common Shares on conversion. The August 2025 Convertible Debentures mature on August 21, 2027, bear interest at 10% per annum payable quarterly, and are convertible at the option of the holder into units (each an "August 2025 Unit") at a conversion price of US $1.862 per unit. Each August 2025 Unit is comprised of one Common Share and one common share purchase warrant (an "August 2025 Warrant"), with each August 2025 Warrant entitling the holder to acquire one additional Common Share at an exercise price of US $1.862 per share until August 21, 2030.

On December 31, 2025, the Issuer received irrevocable conversion notices from all holders of the August 2025 Convertible Debentures, pursuant to which, immediately following the effectiveness of the listing of the Common Shares on Nasdaq on June 8, 2026, the aggregate outstanding principal amount of the August 2025 Convertible Debentures was automatically converted into 1,949,794 August 2025 Units, of which the Reporting Person received approximately 858,031 Common Shares and warrants to purchase 858,031 additional Common Shares.

Debt Settlement Agreement. On December 24, 2025, the Issuer entered into a debt settlement agreement with the Reporting Person (the "Debt Settlement Agreement"), pursuant to which the Issuer issued to the Reporting Person 1,700,801 Common Shares, at a price per share equal to CAD $1.98 (approximately US $1.44), in full and final settlement of accrued and outstanding indebtedness in the aggregate amount of CAD $3,367,587 (approximately US $2,462,767). The settled indebtedness was originally incurred by Fort UK and Fort Products LLC, the Issuer's wholly-owned U.S. subsidiary, under a service agreement entered into between Fort UK and the Reporting Person on March 30, 2023 (the "2023 Service Agreement"), and was subsequently assigned to the Issuer. Pursuant to the 2023 Service Agreement, the Reporting Person provides corporate management, business strategy and execution, administrative, finance, bookkeeping, and operational services to Fort UK. The Common Shares issued to the Reporting Person pursuant to the Debt Settlement Agreement are subject to a four-month-and-one-day hold period under applicable Canadian securities laws.

Except as described above in this Item 4, the Reporting Person does not have any present plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D. On August 17, 2026, the Reporting Person announced that its board of directors authorized the Reporting Person to evaluate and consider a potential dividend to its shareholders of a portion of the Common Shares currently held by the Reporting Person, which potential dividend may represent up to 10% of the Reporting Person's current holdings in the Issuer. Any such dividend remains subject to further consideration, applicable legal and regulatory requirements, required approvals and the satisfaction of any other applicable conditions.

Except as otherwise described herein and the August 17, 2026 announcement of the evaluation of the potential dividend, and other than as may arise in connection with the service of the Reporting Person's representatives as directors or officers of the Issuer or their respective roles with the Reporting Person, the Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right, at any time and from time to time, to review or reconsider its or his position and/or change its purpose and/or formulate plans or proposals with respect thereto. In addition, the Reporting Person reserves the right to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. Notwithstanding the foregoing, in connection with the Acquisition and at the request of the TSX Venture Exchange pursuant to its policies regarding the maintenance of a minimum public float, the Reporting Person undertook not to acquire any securities, or exercise or convert any securities currently held, to the extent that, after giving effect thereto, it would directly or indirectly own in excess of 80% of the outstanding Common Shares. The Reporting Person reserves the right to change its intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns an aggregate of 11,416,863 Common Shares, consisting of (i) 10,558,832 Common Shares held directly and (ii) 858,031 Common Shares issuable upon exercise of the August Warrant held by the Reporting Person, representing approximately 72.53% of the Common Shares beneficially owned for purposes of this Schedule 13D.

The percentage reported in Item 13 on the cover pages hereto is based upon (i) 15,042,582 Common Shares issued and outstanding as of September 7, 2026, based on information received from the Issuer, plus (ii) 858,031 Common Shares issuable upon exercise of the warrant held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the Reporting Person has

(i) sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Other than as reported in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Shares of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as described in this Item 6 and otherwise described in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Shares of the Issuer or any other securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Share Purchase Agreement, dated February 6, 2025, by and between Nexera Technologies Ltd. (f/k/a Jeffs' Brands Ltd.), Fort Products Limited and Fort Technology Inc. (f/k/a Impact Acquisitions Corp.) (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 20-F filed by Fort Technology Inc. with the U.S. Securities and Exchange Commission on March 3, 2026).

Exhibit 99.2 Debt Settlement Agreement, dated December 24, 2025, among Fort Technology Inc. and Jeffs' Brands Ltd. (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form 20-F filed by Fort Technology Inc. with the U.S. Securities and Exchange Commission on March 3, 2026).

## Signatures
- Nexera Technologies Ltd: /s/ Ronen Zalayet, Ronen Zalayet, Chief Financial Officer (09/09/2026)